SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13E-3
(Rule 13e-100)
Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

The Elder-Beerman Stores Corp.
(Name of the Issuer)

The Elder-Beerman Stores Corp.
Byron L. Bergren
Edward A. Tomechko
(Name of Person(s) Filing Statement)

Common shares, no par value
(Title of Class of Securities)

284470101
(CUSIP Number of Class of Securities)

Steven C. Mason
The Elder-Beerman Stores Corp.
3155 El-Bee Road
Dayton, Ohio 45439
(937) 296-2700

with copies to:

Joseph M. Rigot Thompson Hine LLP 2000 Courthouse Plaza N.E. Dayton, Ohio 45401 Telephone: (937) 443-6586

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d	[ ]	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$74,656,885	$6,039.74

(1)	The transaction value was based upon the sum of (a) the product of 11,750,000 common shares and the merger consideration of $6.00 per share and (b) the difference between (i) the product of the merger consideration of $6.00 per share and the 1,377,523 common shares subject to outstanding stock options of which the exercise price per share is less than the per share merger consideration and (ii) the product of the weighted average exercise price per share of such stock options and such 1,377,523 common shares.

(2)	In accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the amount of the filing fee was determined by multiplying $0.00008090 by the amount of the transaction valuation calculated above.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,039.74 Form or Registration No.: Schedule 14A	Filing Party: The Elder-Beerman Stores Corp. Date Filed: July 18, 2003

INTRODUCTION

     This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by The Elder-Beerman Stores Corp., an Ohio corporation (“Elder-Beerman” or the “Company”), Byron L. Bergren and Edward A. Tomechko, in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 25, 2003, by and among Elder-Beerman, Wright Holdings, Inc., a Delaware corporation, and Wright Sub, Inc., an Ohio corporation. Elder-Beerman, Byron L. Bergren and Edward A. Tomechko are referred to herein as the “Filing Persons.” If the Merger Agreement is adopted and the Merger (as defined herein) is approved by Elder-Beerman’s shareholders, Wright Sub, Inc. will merge with and into Elder-Beerman (the “Merger”), with Elder-Beerman continuing as the surviving corporation. In the Merger, each outstanding common share of Elder-Beerman, other than common shares held by Wright Holdings, Inc. or Wright Sub, Inc. or held in Elder-Beerman’s treasury, or held by shareholders who have perfected their appraisal rights under Ohio law, will be converted into the right to receive $6.00 per share in cash, without interest, less any applicable withholding taxes.

     The information contained in this Schedule 13E-3 and/or the related proxy statement concerning Elder-Beerman was supplied by Elder-Beerman. Similarly, the information contained in this Schedule 13E-3 and/or the related proxy statement concerning each of the filing persons other than Elder-Beerman (except for information relating to certain filing persons in their capacities as directors or officers of Elder-Beerman) was supplied by each such filing person. Nevertheless, the Filing Persons may be found liable for all of the disclosures contained in this Schedule 13E-3 to the extent imposed by law.

     Concurrently with the filing of this Schedule 13E-3, Elder-Beerman is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the Elder-Beerman board of directors is soliciting proxies from shareholders of Elder-Beerman in connection with the Merger. The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

Regulation M-A
Item 1001

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A
Item 1002

(a)	The information set forth in the Proxy Statement under the caption “Summary Term Sheet — Who is proposing the merger?” is incorporated herein by reference. Elder-Beerman is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction.

(b)	The class of equity securities that is the subject of the Rule 13e-3 transaction is Elder-Beerman’s common shares, no par value. The information set forth in the Proxy Statement under the caption “Summary Term Sheet — Who is entitled to vote on the merger?” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “Comparative Market Price and Dividend Information” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “Comparative Market Price and Dividend Information” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

Item 3. Identity and Background of Filing Person.

Regulation M-A
Item 1003

(a)-(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Who is proposing the merger?” and “Special Factors – Interests of Our Directors and Executive Officers in the Proposed Merger” is incorporated herein by reference.

Byron L. Bergren. Byron L. Bergren, a citizen of the United States, has his business address at 3155 El-Bee Road, Dayton, Ohio 45401. The telephone number for Mr. Bergren is (937) 296-2700. Mr. Bergren has served as President and Chief Executive Officer of the Company since February 2002. Mr. Bergren has been a Director of the Company since 2002. Prior to this time, Mr. Bergren served as Chairman of the Southern Division of Belk Stores, Inc. (“Belk”) from 1999 to February 2002. Prior to that he served as Partner of the Florida division of Belk from 1992 to 1999; Senior Vice President of Corporate Sales Promotion and Marketing of Belk from 1991 to 1992; and Senior Vice President of Merchandising and Marketing of the Belk Charlotte division from 1988 to 1991.

Edward A. Tomechko. Edward A. Tomechko, a citizen of the United States, has his business address at 3155 El-Bee Road, Dayton, Ohio 45401. The telephone number for Mr. Tomechko is (937) 296-2700. Mr. Tomechko has served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Elder-Beerman since June 2002. Prior to this time he was a Managing Partner of M. E. Thomas & Associates, LLC, a business advisory firm, from October 2000 to May 2002. Prior to that, he served as Chief Executive Officer of Net Radio Corp., a media distribution company, from January 1999 to October 2000. He served as that company’s Senior Vice President and Chief Financial Officer from August 1998 to December of 1998. Prior to that, he served as Senior Vice President, Chief Financial Officer of David’s Bridal, a specialty retailer, from April 1997 to May 1998.

During the past five years, neither Mr. Bergren nor Mr. Tomechko have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining either of them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Directors and Executive Officers of Elder-Beerman. Set forth below are the (i) name, (ii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Elder-Beerman, except for Byron L. Bergren and Edward A. Tomechko who are also directors or officers of Elder-Beerman and whose information is provided above. Each person identified below is a United States citizen. Each person’s address is 3155 El-Bee Road, Dayton, Ohio 45439. During the past five years, none of the persons listed below have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Mark F.C. Berner has been a Director of the Company since 2000 and is Managing Partner of SDG Resources, L.P., an oil and gas investment fund. From 1996 to 1999, he was a private investment consultant in New York. In 1995, Mr. Berner served as Senior Vice President and Counsel for Turnberry Capital Management, L.P., a private equity fund. Mr. Berner also currently serves as a Director of ThinkSheet, Inc., a privately held technology company. Mr. Berner is also a member of the Bar of the State of New York.

Dennis S. Bookshester has been a Director of the Company since 1999 and serves as Chairman of the Illinois Racing Board. He also serves as the Chairman of Cutanix Corporation, a privately held biotechnology company. From 1999 through May 2002, he served as the President and Chief Executive Officer of Fruit of the Loom, Inc., a garment manufacturer that filed for protection under Chapter 11 of the United States Bankruptcy Code in December 1999. Mr. Bookshester also currently serves as a Director of Playboy Enterprises, Inc.

Eugene I. Davis has been a Director of the Company since 2000 and is Chairman and Chief Executive Officer of Pirinate Consulting Group, L.L.C., a corporate strategy consulting firm, Murdock Communications Corporation, a telecommunications holding company, and of RBX Industries, Inc., a rubber and foam manufacturer and distributor that filed for protection under Chapter 11 of the United States Bankruptcy Code in December 2000. Prior to serving as RBX’s Chairman and Chief Executive Officer, he served as its Chief Restructuring Officer from January to September 2001. From 1999 to 2001, he served as Chief Executive Officer of SmarTalk Teleservices Corp., an independent provider of prepaid calling cards, that filed for protection under Chapter 11 of the United States Bankruptcy Code in January 1999, and is currently being liquidated. During 1998 and 1999, Mr. Davis was Chief Operating Officer of Total-Tel Communications, Inc., a long distance telecommunications provider. From 1996 to 1997, Mr. Davis was the Chief Executive Officer of Sport Supply Group, Inc., a sporting goods and athletic equipment distributor. Mr. Davis also currently serves as a Director of Coho Energy, Inc., Murdock Communications Corp., Tipperary Corporation, Flag Telecom Group Limited, Metals USA, Inc. and Metrocall Holdings, Inc.

Charles Macaluso has been a Director of the Company since 1999 and is a Principal in Dorchester Capital Advisors (formerly East Ridge Consulting, Inc.), a management advisory and investment firm he founded in 1998. Prior to this, Mr. Macaluso served as a Principal from 1996 through 1998 in Miller Associates, Inc., a management consulting firm. Mr. Macaluso also currently serves as a Director of Flag Telecom, Ltd. and Darling International.

Steven Mason has been a Director of the Company since 1997, was appointed interim President effective January 1, 2002, and served in this capacity role until Mr. Bergren’s appointment as President. Mr. Mason was also appointed as non-executive Chairman of the Board in January, 2002. Mr. Mason retired from Mead Corp., a forest products company, in November 1997. Prior to retirement, Mr. Mason served as Chairman of the Board and Chief Executive Officer of Mead Corp. from April 1992 to November 1997. Mr. Mason also currently serves as a Director of PPG Industries, Inc. and Convergys Corp.

Thomas J. Noonan, Jr. has been a Director of the Company since 1997 and is the Chairman and Chief Executive Officer of the Coppergate Group (“Coppergate”), a financial investment and management company, and has served in this capacity since May 1996. Prior to that, he served as a Managing Director of Coppergate from April 1993 through May 1996. He also serves as the Chairman, President and Chief Executive Officer of Intrenet, Inc. (“Intrenet”), a truckload carrier service provider that filed for protection under Chapter 11 of the United States Bankruptcy Code in January 2001, and is currently being liquidated. Mr. Noonan has served in his current position at Intrenet since January 2001. He has been a Director of Intrenet since 1991 and was named Chairman in December 2000. Mr. Noonan is Managing Director of Solutions Management, a financial advisory firm, and has served in that capacity since September 2001. From April 2000 to April 2002, Mr. Noonan served as the Chief Executive of R&S Liquidating Company, Inc., which was formerly known as WSR, Inc. (“WSR”) an automotive aftermarket retailer that filed for protection under Chapter 11 of the United States Bankruptcy Code in 1998 and is currently being liquidated. Prior to that Mr. Noonan was WSR’s Chief Restructuring Officer from August 1998 through December 1999. Mr. Noonan served as Executive Vice President and Chief Financial Officer of Herman’s Sporting Goods, Inc. from August 1994 through 1999, a sporting goods retailer that filed for protection under Chapter 11 of the United States Bankruptcy Code and is currently being liquidated.

Laura H. Pomerantz has been a Director of the Company since 1997 and currently serves as President of LHP Consulting & Management, a real estate consulting firm, and has served in this capacity since 1995. Through LHP Consulting & Management, Mrs. Pomerantz is also associated with PBS Realty Advisors, LLC, as one of the Principals, a company providing commercial real estate advisory and brokerage services. The partnership was formed in September of 2002. Prior to that, she was associated with Newmark & Company Real Estate, Inc., a commercial real estate company, as Senior Managing Director and served in this capacity from August 1996 to August 2002. Mrs. Pomerantz served as Executive Vice President and a Director of the Leslie Fay Companies, Inc. (“Leslie Fay”), an apparel design and manufacturing company, from January 1993 to November 1994, and as Senior Vice President and Vice President of Leslie Fay from 1986 through 1992.

Jack A. Staph has been a Director of the Company since 1997 and is currently a consultant, lawyer and private investor. He also serves as President of Cleveland Marathon, Inc. Mr. Staph has also served in an advisory capacity to CVS Corp. since June 1997. Prior to this time, Mr. Staph served as Senior Vice President, Secretary, and General Counsel of Revco D.S., Inc., a retail pharmacy company, from October 1972 to August 1997.

Charles H. Turner has been a Director of the Company since 2000 and is Executive Vice President of Finance, Chief Financial Officer and Treasurer of Pier 1 Imports, Inc. (“Pier 1”), and has served in this capacity since August 1999. Mr. Turner served as Pier 1’s Senior Vice President of Stores from August 1994 through August 1999.

James M. Zamberlan has served as Executive Vice President, Stores of Elder-Beerman since July 1997. Prior to this time, Mr. Zamberlan served as Executive Vice President of Stores for Bradlee’s, Inc. from September 1995 to January 1997 and also served as Senior Vice President of Stores for the Lazarus Division of Federated from November 1989 to August 1995.

Steven D. Lipton has served as Senior Vice President, Controller of Elder-Beerman since March 1996. Prior to this time, Mr. Lipton served as Operating Vice President of Payroll for Federated Financial & Credit Services from September 1994 to January 1996 and served as Vice President and Controller of the Lazarus Division of Federated from February 1990 to August 1994.

Item 4. Terms of the Transaction.

Regulation M-A
Item 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “The Special Meeting — Proposal to be Voted On,” “Special Factors” and “The Proposed Merger” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — What will I receive in the merger for my common shares?,” “The Special Meeting — Proposal to be Voted On” and “The Proposed Merger — Structure of the Merger; Consideration to be Received by our Shareholders” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Why is the Elder-Beerman Board Recommending the Merger?,” “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Recommendation of Our Board of Directors; Fairness of the Merger” and “Special Factors — Mr. Bergren’s and Mr. Tomechko’s Position as to the Fairness of the Merger and Reasons for the Merger” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — What shareholder vote is required to approve the merger?” and “The Special Meeting — Vote Required for Approval” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Do any of Elder-Beerman’s directors or executive officers have an interest in the merger?,” “Special Factors —Effects of the Merger; Plans or Proposals for the Company” and “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” is incorporated herein by reference.

(a)(2)(vi)	Not applicable.

(a)(2)(vii)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — What will be the federal income tax consequences of the merger to the holders of common shares?” and “Special Factors — U.S. Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Do any of Elder-Beerman’s directors or executive officers have an interest in the merger?,” “Special Factors —Effects of the Merger; Plans or Proposals for the Company,” “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger,” “The Merger Agreement — Stock Options,” “The Merger Agreement – Indemnification of Directors and Officers” and “The Merger Agreement — Employee Matters” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Are shareholders entitled to appraisal rights in connection with the merger?” and “The Proposed Merger — Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)	Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(a)(1)	None.

(a)(2)	The information set forth in the Proxy Statement under the caption “Special Factors — Recent Related Party Transactions” is incorporated herein by reference.

(b)-(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Do any of Elder-Beerman’s directors or executive officers have an interest in the merger?,” “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Background of the Merger” and “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Do any of Elder-Beerman’s directors or executive officers have an interest in the merger?,” “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger,” “The Merger Agreement,” and “Principal Shareholders” is incorporated herein by reference. The information set forth in Exhibit (d)(1) below is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(b)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — What will happen to Elder-Beerman in the merger?,” “Special Factors — Effects of the Merger; Plans or

Proposals for the Company” and “The Proposed Merger — Structure of the Merger; Consideration to be Received by Our Shareholders” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Effects of the Merger; Plans or Proposals for the Company,” “Special Factors — Interest of Our Directors and Executive Officers in the Proposed Merger,” “The Proposed Merger — Structure of the Merger; Consideration to be Received by Our Shareholders” and “The Merger Agreement” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Why is the Elder-Beerman Board recommending the merger?,” “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Effects of the Merger; Plans or Proposals for the Company,” “Special Factors – Recommendation of Our Board of Directors; Fairness of the Merger,” “Special Factors — Mr. Bergren’s and Mr. Tomechko’s Position as to the Fairness of the Merger and Reasons for the Merger” and “The Proposed Merger — Structure of the Merger; Consideration to be Received by Our Shareholders” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Background of the Merger” and “Special Factors — Recommendation of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Background of the Merger,” “Special Factors — Recommendations of Our Board of Directors; Fairness of the Merger” and “Special Factors — Mr. Bergren’s and Mr. Tomechko’s Position as to the Fairness of the Merger and Reasons for the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors — Recommendations of Our Board of Directors; Fairness of the Merger,” “Special Factors — Purpose and Structure of the Merger,” “Special Factors — Effects of the Merger; Plans or Proposals for the Company,” “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger,” “Special Factors —U.S. Federal Income Tax Consequences of the Merger,” “The Proposed Merger — Payment of Merger Consideration and Surrender of Share Certificates” and “The Proposed Merger — Structure of the Merger; Consideration to be Received by Our Shareholders” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Regulation M-A
Item 1014

(a)-(b)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Why is the Elder-Beerman Board recommending the merger?,” “Summary Term Sheet — What does Elder-Beerman’s board of directors think of the merger?,” “The Special Meeting — Recommendation of Our Board Of Directors,” “Special Factors — Recommendation

of Our Board of Directors; Fairness of the Merger,” “Special Factors — Mr. Bergren’s and Mr. Tomechko’s Position as to the Fairness of the Merger and Reasons for the Merger” and “Special Factors – Opinion of Our Financial Advisor” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “Summary Term Sheet — What shareholder vote is required to approve the merger?” and “The Special Meeting —Vote Required for Approval” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “Special Factors — Recommendation of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the caption “Special Factors — Recommendation of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(f)	The information set forth in the Proxy Statement under the captions “Special Factors — Background of the Merger” and “Special Factors — Recommendation of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

(a)-(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Has Elder-Beerman received the opinion of a financial advisor as to the fairness of the merger from a financial point of view?,” “Special Factors — Opinion of Our Financial Advisor,” “Special Factors — Recommendation of Our Board of Directors; Fairness of the Merger” and “Special Factors — Fees and Expenses of the Merger” is incorporated herein by reference. The full text of the written opinion of RBC Capital Markets, dated June 25, 2003, is attached to the Proxy Statement as Appendix B and is incorporated herein by reference. The written materials presented by RBC Dain Rauscher Inc. to the Elder-Beerman Board of Directors on June 5, 2003, June 19, 2003 and June 25, 2003 are set forth as Exhibits (c)(2), (c)(3) and (c)(4) hereto, respectively, and are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A
Item 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Is the merger conditioned on the receipt of financing?,” “Special Factors — Financing of the Merger,” “Special Factors — Fees and Expenses of the Merger,” and “The Proposed Merger — Conditions to the Merger” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A
Item 1008

(a)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Do any of Elder-Beerman’s directors or executive officers have an interest in the merger?,” “The Special Meeting — Vote Required for Approval,” “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” and “Principal Shareholders” is incorporated herein by reference.

(b)(1)-(5)	The information set forth in the Proxy Statement under the caption “Special Factors — Recent Related Party Transactions” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Regulation M-A
Item 1012

(d)	The information set forth in the Proxy Statement under the captions “Special Meeting — Vote Required for Approval” and “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — What does Elder-Beerman’s board of directors think of the merger?,” “Special Meeting – Recommendation of Our Board of Directors,” “Special Factors — Recommendation of Our Board of Directors; Fairness of the Merger,” “Special Factors — Interests of Our Directors and Executive Officers in the Proposed Merger” and “Special Factors — Mr. Bergren’s and Mr. Tomechko’s Position as to the Fairness of the Merger and Reasons for the Merger” is incorporated herein by reference.

Item 13. Financial Statements.

Regulation M-A
Item 1010

(a)	The information set forth in the Proxy Statement under the caption “Selected Historical Financial Information” is incorporated herein by reference. The full text of Elder-Beerman’s Annual Report on Form 10-K for the fiscal year ended February 1, 2003 and the Quarterly Report on Form 10-Q for the quarter period ended May 3, 2003 are attached to the Proxy Statement as Appendices C and D and are incorporated herein by reference.

(b)	Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a)-(b)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet — To whom should I direct questions about the special meeting or the merger?,” “The Special Meeting — Solicitation of Proxies” and “Special Factors — Fees and Expenses of the Merger” is incorporated herein by reference.

Item 15. Additional Information.

Regulation M-A
Item 1011

(b)	The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a)(1)	Preliminary Proxy Statement of The Elder-Beerman Stores Corp., filed with the SEC on July 18, 2003 and incorporated herein by reference.

(a)(2)	Form of Proxy Card, filed with the SEC along with the Proxy Statement and incorporated herein by reference.

(a)(3)	Press Release, dated May 16, 2003 (included as Exhibit 99.1 to the Current Report on Form 8-K filed by The Elder-Beerman Stores Corp. on May 19, 2003 and incorporated herein by reference).

(a)(4)	Press Release, dated June 4, 2003 (included as Exhibit 99.1 to the Current Report on Form 8-K filed by The Elder-Beerman Stores Corp. on June 4, 2003 and incorporated herein by reference).

(a)(5)	Press Release, dated June 26, 2003 (included as Exhibit 99.1 to the Current Report on Form 8-K filed by The Elder-Beerman Stores Corp. on June 26, 2003 and incorporated herein by reference).

(a)(6)	Press Release, dated July 10, 2003 (included as Exhibit 99.1 to the Current Report on Form 8-K filed by The Elder-Beerman Stores Corp. on July 10, 2003 and incorporated herein by reference).

(a)(7)	Press Release, dated July 29, 2003 (included as Exhibit 99.1 to the Current Report on Form 8-K filed by The Elder-Beerman Stores Corp. on July 30, 2003 and incorporated herein by reference).

(b)(1)	Commitment Letter, dated June 25, 2003, by and between Marathon Fund Limited Partnership IV and Wright Holdings, Inc.

(b)(2)	Commitment Letter, dated June 25, 2003, by and among Fleet Retail Finance Inc., Back Bay Capital Funding, LLC, Fleet Securities Inc., Goldner Hawn Johnson & Morrison Incorporated and Wright Holdings, Inc.

(c)(1)	Fairness Opinion of RBC Dain Rauscher Inc. (RBC Capital Markets), dated June 25, 2003 (included as Appendix B to the Proxy Statement and incorporated herein by reference).

(c)(2)	Written materials of RBC Dain Rauscher Inc. (RBC Capital Markets) presented to the Board of Directors of The Elder-Beerman Stores Corp. on June 5, 2003.

(c)(3)	Written materials of RBC Dain Rauscher Inc. (RBC Capital Markets) presented to the Board of Directors of The Elder-Beerman Stores Corp. on June 19, 2003.

(c)(4)	Written materials of RBC Dain Rauscher Inc. (RBC Capital Markets) presented to the Board of Directors of The Elder-Beerman Stores Corp. on June 25, 2003.

(d)(1)	The Merger Agreement, dated as of June 25, 2003, by and among The Elder-Beerman Stores Corp., Wright Holdings, Inc. and Wright Sub, Inc. (included as Appendix A to the Proxy Statement and incorporated herein by reference).

(f)	Section 1701.85 of the Ohio General Corporation Law (included as Appendix E to the Proxy Statement and incorporated herein by reference).

(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ELDER-BEERMAN STORES CORP.

By: /s/ Steven C. Mason

Name: Steven C. Mason
Title: Chairman of the Board

By: /s/ Byron L. Bergren

Byron L. Bergren

By: /s/ Edward A. Tomechko

Edward A. Tomechko